UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): November 2, 2004

THE CLOROX COMPANY
(Exact name of registrant as specified in its charter)

Delaware

(State or other
jurisdiction of
incorporation or
organization)

1-07151   **31-0595760**

(Commission File   (I.R.S. Employer
Number)   Identification No.)

1221 Broadway, Oakland, California 94612-1888
(Address of principal executive offices)   (Zip code)

(510) 271-7000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.)

[ ] Written communications pursuant to Rule 425 Under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On November 2, 2004, The Clorox Company issued a press release with respect to its earnings for the quarter ended September 30, 2004, a copy of which is attached as Exhibit 99-1.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Exhibit Number	Title
99-1	The Clorox Company press release of November 2, 2004 with respect to its earnings for the quarter ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CLOROX COMPANY

Date: November 2, 2004   By: /s/ Pamela Fletcher
                                               Pamela Fletcher
                                               Vice President – Secretary